February 23, 2024

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4628

Attn: Craig Arakawa, Accounting Branch Chief
John Coleman, Mining Engineer
Office of Energy & Transportation

Re: Smart Sand, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2022
Filed February 28, 2023
File No. 001-37936

Dear Mssrs. Arakawa and Coleman:

Set forth below are the responses of Smart Sand, Inc., a Delaware corporation (the “Company,” “we” or “our”), to the comment letter received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated February 20, 2024 with respect to the Company’s Annual Report on Form 10-K, File No. 001-37936, filed with the Commission on February 28, 2023 (the “Form 10-K”). For your convenience, our response is prefaced by the exact text of the Staff’s comment in bold, italicized text.

Form 10-K for the Fiscal Year Ended December 31, 2022
Item 2. Properties, page 40

1.    We note the draft mineral property disclosure that has been submitted with your February 8, 2024 response letter. Please confirm that in subsequent annual filings you will include a description of the cut-off grade, or minimum quality characteristics, in the footnotes to the reserve table for each material mining operation, as required by Item 1304(d)(1) of Regulation S-K, and that the New Auburn and Hixton locations will be included in your summary map, as required by Item 1303(b)(1) of Regulation S-K.

Response: We acknowledge the Staff’s comment and respectfully advise the Staff that we will reference the cut-off grade, or minimum quality characteristics, in the footnotes to the reserve table for each mining operation, as required by Item 1304(d)(1) of Regulation S-K. We further advise the Staff that the New Auburn and Hixton locations will be included in our summary map, as required by Item 1303(b)(1) of Regulation S-K.

* * * * *

Please direct any questions or comments regarding the foregoing to our counsel at Latham & Watkins LLP, Ryan Lynch, at (713) 546-7404.

Very truly yours,

Smart Sand, Inc.

/s/ Lee E. Beckelman
Lee E. Beckelman
Chief Financial Officer

CC: Ryan J. Maierson, Latham & Watkins LLP
Ryan J. Lynch, Latham & Watkins LLP